from the desk of Samuel L. Neese Chief Executive Officer sneese@hubank.com 276.628.9181 ( 276.619.2102 2

September 15, 2005

Mr. George F. Ohsiek, Jr., Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE: Highlands Bankshares, Inc.

 Form 10-K for Fiscal Year Ended December 31, 2004

 Form 10-Q for Fiscal Quarter Ended June 30, 2005

 File No. 000-49747

Dear Mr. Ohsiek:

This letter is in response to your letter of August 19, 2005 regarding our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the quarter ended June 30, 2005.  To facilitate your review, we have presented our responses in the same order and under the same captions used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 14.  Principal Accounting Fees and Services

The disclosure should have read “Information Technology Audit not related to financial information systems design and implementation.”  It was our intent to clearly indicate that the services were not prohibited services under Section 201(a) of the Sarbanes-Oxley Act of 2002 but the omission of the word “not” entirely changed the meaning of the text.

As further documented in the letter of engagement, our Audit Committee engaged our external accounting firm to perform certain tests of the documentation and controls in our Information Technology Function.  The Committee was concerned that our Internal Audit staff did not have sufficient experience to adequately assess risks and evaluate the controls in the Information Technology Function.  The scope of that engagement was limited to evaluating Information Technology policies and control procedures and consisted of inquiries regarding the systems and controls, review of documentation of systems and general controls, observation of our personnel’s compliance with our policies and procedures and the testing of certain controls, particularly system and physical access both from within the Company and through the Internet.  The engagement was not associated with systems design or implementation.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Management’s Discussion and Analysis

Highlands Union Bank, our only banking subsidiary, had not fully implemented FASB 91 until the beginning of the second quarter of 2005.  Up until that time, any loan fee in excess of $1,000 was deferred and amortized on the straight-line method over the life of the loan; however, other fees and costs which were approximately offsetting were recorded as income or expense in the period in which the loan was closed.  Our periodic evaluation of the impact of this treatment indicated that there was not a material impact on the financial statements.  During the last half of 2004 and the beginning of 2005, because of increasing competitive pressures on loan fees, we determined that the impact of our hybrid accounting treatment of these items may, in the future, become material to our financial statements and therefore, we modified our method of accounting for fees and costs on loans effective April 1, 2005.

Empirically we recognize that without significant change in lending activities or the fee schedules of the Company, recognition of deferred net fees on the hybrid basis we have used or on the straight-line versus the level yield method should not have a material impact on net income over term.  In addition, we have experienced an approximate 30% turnover in our loan portfolio annually over the last four years, including our portfolio of fixed rate residential mortgage loans which have original terms of up to 15 years and our adjustable rate mortgages with original terms of up to 30 years.  However, with the substantial reduction in loan fees, using our hybrid method could materially impact net income in future periods.

We evaluate the estimated impact on net income of using our hybrid method by computing fee income using both the sum-of-the-years digits and straight-line methods over estimated portfolio duration and average weighted contractual maturities.  The sum-of-the-years digits method closely approximates the level yield method.  In order to respond to your inquiry, we updated our testing through March 31, 2005.  In the following table we have summarized the difference in net income before income taxes included in our December 31, 2004, Form 10-K and our March 31, 2005 Form 10-Q and that calculated in our testing using the sum-of-the-years digits method over average portfolio duration.  We used portfolio duration as it is a more realistic indicator of the life of each of the loan portfolios than contractual maturities because the turnover rate on each of our loan portfolios, including residential real estate, has been 26%, 32%, 31% and 30% for 2004, 2003, 2002 and 2001, respectively.  This is further demonstrated by the composition of our loan portfolios at December 31, 2004 which were substantially comprised of loans made within a three-year period as presented in the following table:

Loan Type	Commercial	Residential Real Estate	Dealer Direct	Consumer	Weighted Average
Year Originated
2004	55%	30%	38%	46%	37%
2003	19%	37%	35%	32%	32%
2002	12%	18%	11%	15%	16%
2001	5%	8%	11%	6%	7%
2000	3%	2%	5%	2%	2%
1999	1%	2%	1%		2%
Prior to 1999	5%	4%			4%

As reflected in the table that follows, the impact on our income statement and balance sheet of the use of our hybrid method of recognition of certain loan fees is not material as the differences reflected below could not reasonably influence a reader’s conclusions about our financial condition, results of operations or cash flows.

(Amounts in 000’s)	March 31	Year Ended December 31
	2005	2004	2003	2002

Fees as reported	$ 67	$ 308	$ 460	$ 413
Total interest and fees on loans	6,367	24,575	24,893	26,095
Net income before income tax	1,539	5,679	5,715	5,453

Net income before income tax – per our test	1,507	5,741	5,785	5,451
Net Difference	32	(62)	(70)	2

Difference as a percentage of net income before income tax	2.08%	-1.09%	-1.22%	0.03%

Results for the first quarter of 2005 are not necessarily indicative of the results for our full 2005 year had our accounting method not been modified.  First, the significant portion of our lending activity is seasonable with peak volumes in the period of May to October.  Secondly, our loan volume in the first quarter was lower than prior periods because of a reduced level of residential mortgage refinancing activity and the curtailment of our dealer finance division.  This lower loan volume directly impacted the amount of loan production costs that would have been deferred under FASB 91.

In accordance with your request, we acknowledge that:

•

Highlands Bankshares, Inc. is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (“Commission”);

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Highlands Bankshares, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate that you allowed us additional time to respond to your letter and hope the above information satisfactorily responds to the questions raised during your review of our filings.  However, if you desire additional information, if we need to take further action or we can be of help in any other way, please let us know.   For future reference, the facsimile number for our corporate offices is 276-619-2102.  Thank you for your assistance.

Sincerely yours,

/s/ Samuel L. Neese

Samuel L. Neese

Chief Executive Officer